UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____March 2007______

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: March 23rd, 2007	By:	/s/ Rick Webber

(Signature)

Richard Ernest Webber
	Title:	CEO and President

Wellington, New Zealand – March 23rd, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. - CEO to Stand Down

David Newman, Chairman of Austral Pacific Energy Ltd., announced today that the Board had accepted the resignation of its Chief Executive Officer, Rick Webber, effective 30 April 2007. At the same time Mr Webber will resign his position as a director of the Company.

David Newman and his fellow director Peter Hill will jointly assume the duties of Chief Executive Officer and conduct a review of the organization to find the best suited, permanent, leadership structure.

Reflecting on events since Mr Webber took office at the beginning of 2006, Mr Newman noted that the Company has a new business strategy in place together with a firm work programme to execute and deliver that strategy in 2007 and beyond. The re-commencement of production from the Cheal Oil Field using temporary facilities, the initiation of the full field development of Cheal, the acquisition of Arrowhead Energy Limited and the Douglas gas condensate discovery in PNG are all important milestones, but other significant opportunities, such as Cardiff and the Kahili Fields remain undeveloped. These current and future projects are planned to grow shareholder value in the months and years ahead.

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Phone: David Newman, Chairman +64 (4) 495 0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.